Exhibit 5

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
www.pwc.com/au
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the use in this restated Annual Report on Form 40-F/A and the incorporation by reference in the Registration Statements on Form S-8 (No. 333-124167), Form F-10/A (No. 333-120383) and Form F-10/A (No. 333-124641) of InterOil Corporation of our report dated March 30, 2007 and October 29, 2007 relating to the consolidated balance sheet as of December 31, 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2006, which are incorporated by reference to Exhibit 4 of the Restated Annual Report on Form 40-F/A dated October 29, 2007.
PricewaterhouseCoopers
Melbourne, Australia
October 29, 2007
Liability limited by a scheme approved under Professional Standards Legislation